November 20, 2013

Michelle Roberts

Senior Counsel

Office of Insured Investments

Division of Investment Management

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Guardian Separate Account R

Response to Comments on Pre-Effective Amendment No. 1 on Form N-4 - File Nos. 333-187762 & 811-21438

The Guardian Investor ProFreedom Variable Annuitysm (B Share)

The Guardian Investor ProStrategies Variable Annuitysm (I Share)

Dear Ms. Roberts:

This letter contains our responses to the Staff comments received via telephone on November 19, 2013 regarding the above-referenced filing and our letter dated November 12, 2013 (the “Letter”)(copy attached). Any page numbers referenced below reflect the page numbers in the prospectus for The Guardian Investor ProFreedom Variable Annuitysm (B Share) contained in Pre-Effective Amendment No. 1 filed on June 21, 2013.

1. SEC Comment: Regarding Item 1 of the Letter, revise the proposed language as follows:

•	Revise the first sentence after the series of bullets by deleting the phrase “Based on the foregoing…”.

•	Revise “…offered by another company” to read “offered by us or by another company.”

•	Revise “…you should consider, in consultation with your financial adviser, your future income needs…” to read “…you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs….”

•	Conform any corresponding language in any other places that it appears in the prospectus or other documentation.

Response: The disclosure proposed in the Letter has been revised to read as follows:

Each DIA transfer that you make will increase the amount of your future DIA payments. The increase in your future DIA payments will be equal to the amount offered by the Company at the time of the DIA transfer for the amount transferred. This amount, the DIA payment amount, will be based on various factors, including:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	the current interest rate environment.

It is possible that the DIA payment amount you will receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making a DIA transfer, you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

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Corresponding language in other documents, such as the confirmation, has been revised to conform to these revisions.

2. SEC Comment: Regarding Item 4 of the Letter, the response does not address the cancellation period.

Response: The following language replaces our previous response that will appear on the confirmation and includes disclosure in the 4th sentence addressing the cancellation period.

The DIA payment amount purchased by the amount transferred is listed. The DIA payment amount is based on various factors disclosed in your prospectus. If you received an illustration, the actual DIA payment amount you receive may differ from the DIA payment amount on that illustration based on when we receive the transfer request in good order. You will have 10 days from receipt of this confirmation to cancel the transfer. The amounts transferred to the DIA rider cannot be withdrawn or surrendered after the cancellation period has expired. You cannot access these amounts except through receipt of the future stream of income payments under the DIA payout option you elected. The amounts transferred to the DIA rider are maintained in the Company’s general account and are guaranteed solely by the claims paying ability of the Company. The DIA payment amount that you receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making a DIA transfer, you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

3. SEC Comment: Regarding Item 6 of the Letter, please delete the phrase “as well as some of the disclosure included in this paragraph” and specifically state in the DIA transfer request form what disclosures will appear on the confirmation.

Response: The language previously proposed will be revised as follows:

Upon completion of the transfer you will receive a confirmation which will inform you of the following: (i) the DIA payment amount purchased by the amount transferred. This amount is based on various factors disclosed in your prospectus. If you received an illustration, the actual DIA payment amount you receive may differ from the DIA payment amount on that illustration based on when we receive the transfer request in good order; (ii) you will have 10 days from receipt of this confirmation to cancel the transfer; (iii) amounts transferred to the DIA rider cannot be withdrawn or surrendered after the cancellation period has expired. You cannot access these amounts except through receipt of the future stream of income payments under the DIA payout option you elected; (iv) amounts transferred to the DIA rider are maintained in the Company’s general account and are guaranteed solely by the claims paying ability of the Company; (v) the DIA payment amount that you receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company; (vi) when making a DIA transfer, you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

4. SEC Comment: Regarding Item 8 of the Letter, supplementally explain what is meant by the word “additional” in your response that “no additional compensation is paid when amounts are transferred to the DIA rider.”

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Response: As disclosed in the prospectus on pages 73 and 74, compensation is paid upon the sale of the annuity contract. No further compensation is paid when amounts are transferred to the DIA rider.

5. SEC Comment: Please revise response to track the format of the SEC comment section of Item 10 of the Letter rather than the narrative paragraph provided:

Response: The language has been revised as follows:

“DIA TRANSFERS

A. At the time you submit a transfer request we will inform you of the following:

1. That amounts used to purchase deferred income payments are not liquid.

2. That payments made pursuant to the DIA rider are subject to the credit risk of the insurance company.

3. The DIA payment amount that you receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making a DIA transfer, you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

4. The DIA payment amount is based on various factors disclosed in your prospectus. The confirmation we send you will provide you with the DIA payment amount for the amount you have transferred.

B. Upon completion of the transfer you will receive a confirmation which will inform you of the following:

1. The amount of the DIA payment purchased.

2. The lack of liquidity of amounts transferred to the DIA rider.

3. A notice that the contract owner has the ability to consider other products and cancel within a specific period of time.

4. That no compensation is paid to the broker/dealer or any other person as a result of a DIA transfer.”

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We believe that our responses have addressed your outstanding concerns. If you agree, we will prepare and file Pre-effective Amendment No. 2 which will incorporate all the revisions discussed in this and our previous correspondence as well as expense examples, any financial statements, exhibits, consents, and other required disclosure not previously included.

Please contact the undersigned at (212) 598-7469 or Patrick Ivkovich at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Sheri L. Kocen

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

E-mail: sheri_kocen@glic.com

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November 12, 2013

Michelle Roberts

Senior Counsel

Office of Insured Investments

Division of Investment Management

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Guardian Separate Account R

Response to Comments on Pre-Effective Amendment No. 1 on Form N-4 - File Nos. 333-187762 & 811-21438

The Guardian Investor ProFreedom Variable Annuitysm (B Share)

The Guardian Investor ProStrategies Variable Annuitysm (I Share)

Dear Ms. Roberts:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on October 25, 2013. Any page numbers referenced below reflect the page numbers in the prospectus for The Guardian Investor ProFreedom Variable Annuitysm (B Share) contained in Pre-Effective Amendment No. 1 filed on June 21, 2013.

1. SEC Comment: The disclosure proposed in the letter dated September 18, 2013 (the “Letter”) for the 3rd full paragraph on page 53 of the prospectus under “DIA Transfers” needs to be revised using plain English. In particular delete “wish to” from the last paragraph and find another way to say “purchase rates” as this term may not be that clear to a contract owner. The disclosure proposed in the Letter is as follows:

Each DIA transfer that you make will increase the amount of your DIA payment. The amount of the DIA payment will be based on the current DIA purchase rates offered by the Company. DIA purchase rates are based on various factors, including:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	the current interest rate environment.

The current DIA purchase rates offered by the Company may be higher or lower than DIA purchase rates available to contract owners who wish to withdraw the amount of the proposed DIA transfer and purchase a similar product offered by another company.

Response: The 3rd full paragraph on page 53 of the prospectus under “DIA Transfers” will be amended to read as follows:

Each DIA transfer that you make will increase the amount of your future DIA payments. The increase in your future DIA payments will be equal to the amount offered by the Company at the time of the DIA transfer for the amount transferred. This amount, the DIA payment amount, will be based on various factors, including:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	the current interest rate environment.

Based on the foregoing it is possible that the DIA payment amount you will receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by another company. When making a DIA transfer, you should consider, in consultation with your financial adviser, your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

2. SEC Comment: The first time the DIA rider is mentioned in the prospectus, provide the contract owner with clear, prominent plain English disclosure regarding the rider’s lack of liquidity.

Response: The “Optional riders” section beginning on the bottom of page 1 and continuing onto the top of page 2 of the prospectus has been revised to delete the next-to-last sentence and replace it with the following two sentences:

Finally, the deferred income annuity payout option rider can provide you with a stream of income payments that will start at a date in the future that you select. Before taking advantage of this rider, you should consider your liquidity needs because amounts that you transfer to the deferred income annuity payout option rider cannot be withdrawn or surrendered; those amounts are accessible only through the future stream of fixed income payments created by transfers to the rider.

3. SEC Comment: The following language proposed in the Letter to appear in bold at the end of the last paragraph of the “DIA Transfers” section on page 53 of the prospectus needs to be simplified: “Once a DIA transfer has been made and the cancellation period has expired, the amounts transferred cannot be withdrawn from the DIA rider.” The contract owner must understand that access to liquidity is lost when money is transferred to the DIA rider

Response: The bolded language has been revised to read as follows:

“Once a DIA transfer has been made and the cancellation period has expired, the amount transferred cannot be withdrawn or surrendered. You will not have access to this money except through the future stream of fixed income payments created by your transfers to the rider.

4. SEC Comment: Add language to the confirmation (if it is not already there) that makes the contract owner aware that they have the opportunity to consider similar products and cancel the transaction within a specific period of time.

Response: The following language will be added to the confirmation:

The DIA payment amount listed on this confirm may be higher or lower than the amount you might receive if you purchased a similar product offered by another company. You should consider, in consultation with your financial adviser, your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

5. SEC Comment: In the Letter, we state that the following language will appear on the contract owner’s quarterly, anniversary and annual statements: Amounts transferred to the DIA rider cannot be withdrawn from the DIA rider.

(A) Supplementally advise the Staff how the anniversary and annual statements differ as it is not clear from the language that both would be received every year.

(B) Revise bolded language to make it clear that the contract owner loses all liquidity when he or she transfers money into the DIA rider and has no access to the money transferred except through the fixed income payments he or she will receive in the future.

Response:

(A) Each year contract owners will receive both an anniversary statement (annually based on the date of issue) and an annual statement (annually based on the calendar year end).

(B) The previously proposed language has been revised to read as follows: “The DIA payment amount set forth on this statement cannot be withdrawn or surrendered. You cannot access this money except through receipt of the future stream of income payments under the DIA payout option you elected.”

6. SEC Comment: In the Letter we stated that the following language will appear on the DIA transfer request form (the “Form”) and that the owner would be required to check the box or the request would be considered “not in good order”:

☐ Yes, I/we understand that after the cancellation period amounts transferred to the DIA rider cannot be withdrawn or surrendered.

(A) The Staff notes that the “check box” requirement might not be viewed as an investor protection safeguard. The Staff prefers that the DIA transfer request form contain clear language regarding the DIA’s lack of liquidity.

(B) Also disclose: (a) that deferred fixed income payments are subject to the credit risk of the insurance company; (b) better rates could be available under another contract of the same or a different insurer; thus the importance of considering other products when contemplating a transfer to purchase deferred fixed income payments; (c) amounts of deferred fixed income payments will depend on various factors and will not be known until receipt of confirmation.

Response: The language previously proposed will be replaced with the following:

Upon completion of the transfer you will receive a confirmation which will inform you of the DIA payment amount purchased by the amount transferred, as well as some of the disclosure included in this paragraph. The DIA payment amount is based on various factors disclosed in your prospectus. You can receive an illustration that will show a DIA payment amount based on your proposed DIA transfer. The actual DIA payment amount you receive may differ from the DIA payment amount on the illustration based on when we receive the transfer request in good order. You will have 10 days from receipt of this confirmation to cancel the transfer. Amounts transferred to the DIA rider cannot be withdrawn or surrendered after the cancellation period has expired. You cannot access this amount except through receipt of the future stream of income payments under the DIA payout option you elected. Amounts transferred to the DIA rider are maintained in the Company’s general account and are guaranteed solely by the claims paying ability of the Company. The DIA payment amount that you receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by another company When making a DIA transfer, you should consider, in consultation with your financial adviser, your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

7. SEC Comment: Revise the first paragraph under Death of Owner or Annuitant on page 53 of the prospectus to eliminate the double negative. The language proposed in the Letter is as follow:

Notwithstanding any provision of this rider to the contrary, no payment of benefits must be allowed that does not satisfy the requirements of section 72(s) of the Code, as amended from time to time, for non-qualified contracts or section 401(a)(9) of the Code, as amended from time to time, for qualified contracts.

Response: The first paragraph has been revised as follows:

Notwithstanding any provision of this rider to the contrary, all payments of benefits will satisfy the requirements of section 72(s) of the Code, as amended from time to time, for non-qualified contracts or section 401(a)(9) of the Code, as amended from time to time, for qualified contracts.

8. SEC Comment: Supplementally inform the Staff if there is any compensation paid when amounts are transferred to the DIA rider. If the answer is yes, staff may have additional comments.

Response: No additional compensation is paid when amounts are transferred to the DIA rider.

9. SEC Comment: Disclose in the prospectus all of the investor protection safeguards that we are implementing.

Response: The text box titled “Reports” under the Managing Your Annuity section of the prospectus on page 33 will be renamed “Forms and Reports” and revised to include the following language:

“In order to complete certain transactions under this annuity you may need to complete additional forms, including for example, the DIA transfer request form which provides you with instructions and important disclosures, regarding liquidity and product choice.

We will send you confirmations regarding financial transactions, including premium payments and DIA transfers, and contract changes that you make. These confirmations will provide you with financial information for the current transaction and important disclosures.

We will also send you quarterly, annual and anniversary statements that will provide you with much of this information described above, as well as current contract values for contract benefits, including any elected optional death benefits and the DIA rider.”

10. SEC Comment: Please make the following disclosures in the Statement of Additional Information:

“A.	At the time of each transfer request the registrant will disclose the following:

1.	That amounts used to purchase deferred income payments are not liquid.

2.	That payments made pursuant to the DIA rider are subject to the credit risk of the insurance company.

3.	That better rates may be available under another contract of the same or a different insurer; importance of considering other products when contemplating a transfer to purchase deferred fixed income payments.

4.	That the DIA payment amounts you receive will depend on various factors and will not be known until receipt of confirmation.

B.	With the transfer confirmation the registrant will provide disclosure addressing the following;

1.	the amount of the DIA payment purchased

2.	the lack of liquidity of amounts transferred to the DIA rider

3.	a notice that the contract owner has the ability to consider other products and cancel within a specific period of time

4.	If applicable, any compensation paid to the broker/dealer or other person as a result of the transaction.”

Response: The following language will appear after the Annuity Payments section on Page B-2 of the Statement of Additional Information:

“DIA TRANFERS

In order to make a DIA transfer, you must submit in good order a transfer request form, which includes the following disclosure:

Upon completion of the transfer you will receive a confirmation which will inform you of the DIA payment amount purchased by the amount transferred, as well as some of the disclosure included in this paragraph. The DIA payment amount is based on various factors disclosed in your prospectus. You can receive an illustration that will show a DIA payment amount based on your proposed DIA transfer. The actual DIA payment amount you receive may differ from the DIA payment amount on the illustration based on when we receive the transfer request in good order. You will have 10 days from receipt of this confirmation to cancel the transfer. Amounts transferred to the DIA rider cannot be withdrawn or surrendered after the cancellation period has expired. You cannot access this amount except through receipt of the future stream of income payments under the DIA payout option you elected. Amounts transferred to the DIA rider are maintained in the Company’s general account and are guaranteed solely by the claims paying ability of the Company. The DIA payment amount that you receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by another company When making a DIA transfer, you should consider, in consultation with your financial adviser, your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

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We believe that our responses have addressed your outstanding concerns. If you agree, we will prepare and file Pre-effective Amendment No. 2 which will incorporate all the revisions discussed in this and our previous correspondence as well as expense examples, any financial statements, exhibits, consents, and other required disclosure not previously included.

Please contact the undersigned at (212) 598-7469 or Patrick Ivkovich at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Sheri L. Kocen

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

E-mail: sheri_kocen@glic.com